                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   ATMI, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  00 207R 10 1
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                                 (CUSIP Number)

                               STEPHEN H. SIEGELE
                    6805 CAPITAL OF TEXAS HIGHWAY, SUITE 330
                              AUSTIN, TEXAS 78731
                                 (512) 418-8200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                OCTOBER 10, 1997
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            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D

CUSIP NO. 00 207R 10 1                                       PAGE 2



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 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Stephen H. Siegele
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


      OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     3,741,305
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER

           PERSON
                                     3,741,305
            WITH               ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER


                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,741,305
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


      20.9% as of October 10, 1997
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      IN
--------------------------------------------------------------------------------

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer.

          This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "ATMI Common Stock"), of ATMI, Inc., a Delaware corporation ("ATMI") The principal executive offices of ATMI are located at 7 Commerce Drive, Danbury, Connecticut, 06810-4169.

Item 2. Identity and Background.

          This statement is being filed by Stephen H. Siegele. Mr. Siegele's business address is 6805 Capital of Texas Highway, Suite 330, Austin, Texas 78731. Mr. Siegele's principal occupation is serving as Chief Executive Officer of the Advanced Delivery & Chemical Systems Group, a division of ATMI. The principal business address of the Advanced Delivery & Chemical Systems Group is 6805 Capital of Texas Highway, Suite 330, Austin, Texas 78731. Mr. Siegele has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Siegele has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Siegele is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

          Mr. Siegele acquired an aggregate of 3,741,305 shares of ATMI Common Stock (the "Exchange Shares") in exchange (the "Exchange") for his equity interests in Advanced Delivery & Chemical Systems Nevada, Inc. ("ADCS Nevada"), Advanced Delivery & Chemical Systems Manager, Inc. ("ADCS Manager") and his membership interest in Advanced Delivery & Chemical Systems Holdings, LLC, a Delaware limited liability company ("ADCS Holdings"). The Exchange took place pursuant to the terms of that certain Agreement and Plan of Merger and Exchange dated as of April 7, 1997, by and among ATMI and its affiliated entities and ADCS Nevada, ADCS Manager, ADCS Holdings and their wholly-owned subsidiaries (collectively, the "ADCS Group"), a copy of which is attached hereto as Exhibit A (the "Exchange Agreement") and incorporated herein by reference.
The Exchange Shares were acquired by Mr. Siegele under a registration statement on Form S-4 under the Securities Act of 1933 (the "Securities Act") in a transaction pursuant to Rule 145 under the Securities Act.

Item 4. Purpose of Transaction.

       As described above in Item 3, Mr. Siegele acquired the Exchange Shares in connection with the Exchange for investment purposes. He will continue to evaluate his investment in ATMI on the basis of various factors, including ATMI's business, financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general and those for ATMI's securities in particular, as well as his own financial condition, other investment opportunities and other future developments. Based upon such evaluation, Mr. Siegele will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Mr. Siegele may determine that he should dispose some or all of the ATMI Common Stock he owns.

        As described above in Item 3, the Exchange Shares were acquired by Mr. Siegele under a registration statement on Form S-4 pursuant to Rule 145 under the Securities Act and, therefore, provided that the provisions of Rule 145(d) under the Securities Act are complied with, the Exchange Shares may be sold, pledged, conveyed or otherwise transferred without registration or qualification under the Securities Act or applicable state securities or blue sky laws, provided further, that Mr. Siegele will be subject to the trading restrictions of Rule 144 under the Securities Act as an affiliate, including during such time as Mr. Siegele serves as a member of the Board of Directors of ATMI. In connection with the Exchange, ATMI granted Mr. Siegele and certain other former equity holders of the ADCS Group, certain demand and incidental registration rights pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), a copy of which is filed as Exhibit B and incorporated herein by reference.

        Pursuant to the Exchange Agreement, ATMI has agreed to appoint Mr. Siegele to fill a vacancy on the Board of Directors of ATMI with a term of 3 years. To the extent permitted by applicable law, ATMI has agreed to cause the Board of Directors to nominate Mr. Siegele or his designee to serve for an additional 3 year term, provided that the former equity holders of the ADCS Group own 10% or more of the shares of ATMI Common Stock then outstanding. The description herein of the Exchange Agreement is qualified in its entirety by reference to such agreement.

        Mr. Siegele and other former equity holders of the ADCS Group entered into an Indemnification Agreement and an Escrow Agreement with ATMI pursuant to which 513,095 of the Exchange Shares will be held in escrow as security for Mr. Siegele's indemnification obligations.

        Except as set forth in this Item 4, Mr. Siegele does not have any plan or proposal with respect to any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                (a) The following table sets forth information with respect to ATMI Common Stock beneficially owned by Mr. Siegele as of the close of business on October 10, 1997. Based on representations made by ATMI's corporate counsel, the percentage interest is computed on the basis of 17,935,973 shares of ATMI Common Stock outstanding as of October 10, 1997.

Name                      Number of Shares        Approximate Percentage of
----                      ----------------         Outstanding Shares (1)
                                                  -------------------------
Stephen H. Siegele           3,741,305                     20.9%

                (b) Mr. Siegele has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Exchange Shares.

                (c) Mr. Siegele has not acquired any shares of ATMI Common stock within the past 60 days, other than the Exchange Shares acquired on October 10, 1997, as described above in Item 3.

                (d) No other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, any of the Exchange Shares.

                (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Siegele and any other person with respect to any securities of ATMI, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

                As described above in Item 4, in connection with the Exchange, Mr. Siegele and certain other former equity holders of the ADCS Group entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, Mr. Siegele is entitled to certain demand and incidental registration rights with respect to the Exchange Shares.

                As described above in Item 4, ATMI has agreed to appoint Mr. Siegele to fill a vacancy on the Board of Directors of ATMI with a term of 3 years. To the extent permitted by applicable law, ATMI has agreed to cause the Board of Directors to nominate Mr. Siegele or his designee to serve for an additional 3 year term, provided that the former equity holders of the ADCS Group own 10% or more of the shares of ATMI Common Stock then outstanding.

As described above in Item 4, Mr. Siegele entered into an Indemnification Agreement and an Escrow Agreement, pursuant to which 513,095 of the Exchange Shares will be held in escrow as security for his indemnification obligations.

        In addition and as a condition to accounting for the Exchange as a pooling of interests, Mr. Siegele entered into an Affiliate Letter with ATMI, a copy of which is attached hereto as Exhibit C (the "Affiliate Letter") and is incorporated herein by reference, pursuant to which Mr. Siegele has agreed not to sell, transfer or otherwise dispose of, or in any other way reduce his or its risk with respect to, the Exchange Shares, until such time as financial results covering at least 30 days of combined operations of ATMI and the ADCS Group have been published.

Item 7. Material to be Filed as Exhibits.


   EXHIBIT                          DESCRIPTION OF EXHIBIT
   -------                          ----------------------
Exhibit A       Agreement and Plan of Merger and Exchange, dated as of April 7,
                1997, by and among ATMI and its affiliated entities and the ADCS
                Group.

Exhibit B       Registration Rights Agreement, dated as of October 10, 1997, by and among ATMI and Stephen H. Siegele and other individuals.

Exhibit C       Affiliate Letter, dated as of October 10, 1997, from Stephen H.
                Siegele to ATMI.


                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1997





                                        /s/ STEPHEN H. SIEGELE
                                        ----------------------------------------
                                        Stephen H. Siegele

                                 EXHIBIT INDEX




   EXHIBIT                          DESCRIPTION OF EXHIBIT
   -------                          ----------------------
Exhibit A       Agreement and Plan of Merger and Exchange, dated as of April 7,
                1997, by and among ATMI and its affiliated entities and the ADCS
                Group.

Exhibit B       Registration Rights Agreement, dated as of October 10, 1997, by and among ATMI and Stephen H. Siegele and other individuals.

Exhibit C       Affiliate Letter, dated as of October 10, 1997, from Stephen H.
                Siegele to ATMI.
